ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

The U.S. Securities and Exchange Commission Office of International Corporate Finance 450 Fifth Street, N.W. Mail Stop 3-9 Washington, D.C.20549

Re: JS "GUM TH" 82-4132
Exemption No.: ~~82-4152~~

JSC Gum trading House

ON DOCUMENTS SENDING

Dear Mr./Mrs.!

In connection with the exemption (Russia) of the JSC " Trading House GUM", pursuant to Rule 12g 3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its existing requirements under the Rule 12g 3-2(b)(iii), enclosed please find the following data:

- Notice on a significant fact "Information on the date of shareholders' register's closing of the issuer"
- A notice on the information that may substantially influence the stock-company's securities' cost: Information on the decisions, taken by the Board of Directors of the stock-company «on calling the annual general shareholders' meeting, including agenda approval of the general shareholders' meeting»

The Bank of New York operates as the depositary bank of the above-mentioned company under the Registration No. 33-32922, Form -6, what was declared by the U.S. Securities and Exchange Commission (SEC) as effective from June 7, 1996.

Best regards,
Director of Legal Department A.S. Rusakov

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТОРГОВЫЙ ДОМ ГУМ» · JOINT STOCK COMPANY "GUM TRADING HOUSE"

dw 3/26

Notice on a significant fact
"Information on the date of shareholders' register's closing of the issuer"

1. General information	
1.1. Issuer's Full Trade Name	Open joint stock company «Trading House GUM»
1.2. Issuer's Contracted Trade Name	JSC «TH GUM»
1.3. Issuer's location	109012, Moscow, 3 Red Square.
1.4. Issuer ORGN	1027739098287
1.5. Issuer TIN	7710035963
1.6. Issuer unique code assigned by registering body	00030-A
1.7. Internet page address used by the Issuer to disclose information	www.gum.ru/issuer/

2. Notice content
2.1. Category (type) of the issuer's shares based on which a shareholders' list is composed on a definite date: equities, nominal or paperless shares;
2.2. Purpose for the reason the issuer's shareholders' list is composed: list composition of the persons who have right to participate in the general shareholders' meeting of the JSC "TH GUM";
2.3. Date when the shareholders' list must be prepared: April 22, 2009 (day beginning);
2.4. Protocol's number and date of drawing up of the meeting of the issuer's authorized administration body, where the decision on the date of issuer's shareholders' list's composition was taken or another decision that is a basis to fix the date of such a list composition: March 10, 2009, protocol № 8/15 of March 05, 2009.

3. Signature		
3.1. Managing Director Of the JSC "Trading House GUM"	(signature)	T.V. Guguberidze
3.2. Date " 10 " March 20 09		

A notice on the information that may substantially influence the stock-company's securities' cost

Information on the decisions, taken by the Board of Directors of the stock-company:
«On calling the annual general shareholders' meeting, including agenda approval of the general shareholders' meeting»

1. General information	
1.1. Issuer's Full Trade Name	Open joint stock company «Trading House GUM»
1.2. Issuer's Contracted Trade Name	JSC «TH GUM»
1.3. Issuer's location	109012, Moscow, 3 Red Square.
1.4. Issuer ORGN	1027739098287
1.5. Issuer TIN	7710035963
1.6. Issuer unique code assigned by registering body	00030-A
1.7. Internet page address used by the Issuer to disclose information	www.gum.ru/issuer/

2. Notice content
2.1. Information on the decisions, taken by the Board of Directors of the stock-company: On calling the annual general shareholders' meeting, including agenda approval of the general shareholders' meeting;
2.2. Date of holding the Board of Directors' meeting: March 05, 2009;
2.3. Protocol's date of drawing up and number: March 10, 2009, № 8/15
2.4. Content of decisions taken by the stock-company's Board of Directors:
2.4.1. Date and place of meeting holding – May 29, 2009, start: 11:00;
2.4.2. Time of persons' registration beginning who participated in the meeting – 10:00;
2.4.3. Place of meeting holding – Moscow, 3 Red Square, 1st line, 2nd floor, indoors the Demonstration hall;
2.4.4. Form of holding the annual general shareholders meeting: meeting (joint attendance of shareholders to discuss the agenda issues and to make decisions on the issues put to the vote)
2.4.5. Mailing address to send ballots: 115184, Moscow, Novokuznetskaya str. Build. 23/4, ZAO "Registronics", Counting commission;

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТОРГОВЫЙ ДОМ ГУМ», КРАСНАЯ ПЛОЩАДЬ, 3, МОСКВА, РОССИЯ, 109012, WWW.GUM.RU, ТЕЛЕФОН: (495) 788 4343, ФАКС: (495) 777 7565, E-MAIL: INFO@GUM.RU

2.4.6. In view of the full correspondence with the acting legislation of the Russian Federation, with the Charter of the JSC "TH GUM", with the Provisions "On the Procedure of preparing, calling and holding the general shareholders' meeting of the Open joint stock company «Trading House GUM»", with the shareholders' proposals, it is decided to enter the following candidates into the voting list for the election to the Board of Directors of the JSC "Trading House GUM":

1. Belova Yulia Mikhaylovna
2. Vechkanov Viacheslav Leonidovich
3. Guguberidze Teymuraz Vladimirovich
4. Gnatiuk Andrey Klimentievich
5. Karakhanian Samvel Gurgenovich
6. Kirpichiova Liudmila Mikhaylovna
7. Malyshev Nikolay Nikolaevich
8. Skvortsov Alexey Yuvenalievich
9. Shananina Svetlana Nikolaevna

In view of the full correspondence with the acting legislation of the Russian Federation, with the Charter of the JSC "TH GUM", with the Provisions "On the Procedure of preparing, calling and holding the general shareholders' meeting of the Open joint stock company «Trading House GUM»", with the shareholders' proposals, it is decided to enter the following candidates into the voting list for the election to the Auditing Commission of the JSC «Trading House GUM»:

1. Demin Sergey Alexandrovich
2. Zorin Alexander Vladimirovich
3. Ipatova Anna Vladimirovna
4. Korolev Sergey Vladimirovich
5. Kropotova Marina Gerogievna
6. Marjanova Elena Alexeevna
7. Nikoliskaya Elena Nikolaevna
8. Starikova Svetlana Nikolaevna
9. Suprunenko Mikhail Olegovich

In view of the full correspondence with the acting legislation of the Russian Federation, with the Charter of the JSC "TH GUM", with the Provisions "On the Procedure of preparing, calling and holding the general shareholders' meeting of the Open joint stock company «Trading House GUM»", with the shareholders' proposals, it is decided to enter into the agenda of the annual general shareholders' meeting of the JSC «Trading House GUM» the following proposed offer and its decision formulating:

«On the dividends payment of the JSC "Trading House GUM" shareholders» for 2008» with the following decision's formulating: «Not to pay dividends for the year 2008»;

2.4.7. To fix the 22nd of April 2009 (day beginning) the date of persons' list composition who have right to participate in the general shareholders' meeting of the JSC "TH GUM" (date of register closing) ;

2.4.8. To include in the agenda the following issue and its decision formulating of the annual general shareholders' meeting of the JSC "Trading House GUM" for the results of 2008:

«On the transfer of the authority of the individual executive body JSC "Trading House GUM" (General director) of the Managing company "Atlas Project Management Limited".

2.4.9. To recommend to the annual general shareholders' meeting not to pay rewards to the members of the Board of Directors of the JSC "Trading House GUM" for the results of 2008;

Not to pay rewards to the members of the collective executive body of the JSC "Trading House GUM" for the results of 2008;

To pay the Secretary of the Board of Directors of the JSC "Trading House GUM" a reward in the amount of the 90 000 (ninety thousand) rubles for the results of 2008;

2.4.10. To offer to the annual general shareholders' meeting to approve in the quality of the auditor of the JSC "Trading House GUM" for 2009 the audit-consulting group "Gorislavtsev and K"».

2.4.11. To approve the agenda of the annual general shareholders' meeting of the JSC "Trading House GUM" for the results of 2008:

2.4.11.1. The approval of the annual report, the annual accounting reporting, including profit and loss statements (profit and loss accounts) of JSC "GUM Trading House", as well as distribution of profit and loss of JSC "GUM Trading House" according to the results of the year 2008;

On the dividends payment to the stockholders of JSC "GUM Trade House" for the year 2008 ;

2.4.11.3. The election of members to the Board of Directors of JSC "Trading House GUM »;

2.4.11.4. On the transfer of the authority of the individual executive body JSC "Trading House GUM" (General director) of the Managing company "Atlas Project Management Limited"

2.4.11.5. Election of members to the Auditing commission of JSC "Trading House GUM";

2.4.11.6. Auditor's approval of the JSC "Trading House GUM".

3. Signature	
3.1. Managing Director Of the JSC "Trading House GUM"	T.V. Guguberidze (signature)
3.2. Date " 10 " March 20 09	

002898

The present document contains sewed and numbered (3) pages

Managing director of the JSC «TH GUM»

T.V. Guguberidze

JOINT STOCK COMPANY "GUM TRADING HOUSE"